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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Vapor Corp.

Full Name of Registrant

Former Name if Applicable
3001 Griffin Road

Address of Principal Executive Office (Street and Number)
Dania Beach, Florida 33312

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Vapor Corp. (the “Company”) seeks relief pursuant to Rule 12b-25 to file a late Form 10-Q. The Form 10-Q for the quarter ended June 30, 2011 could not be filed without unreasonable effort or expense and the subject quarterly report is anticipated to be filed on or before the fifth calendar day following the prescribed due date of August 15, 2011.

On August 11, 2011, the Company’s Board of Directors, based on consultation with management, concluded that the Company’s consolidated audited financial statements for the fiscal years ended December 31, 2010 and 2009 and the unaudited interim consolidated financial statements for the quarters ended March 31, 2011, September 30, 2010, June 30, 2010 and March 31, 2010, each as previously filed with the Securities and Exchange Commission (“SEC”), should no longer be relied upon because the Company failed to record share-based compensation expense for employee and non-employee stock options in accordance with ASC Topic 718, “Compensation-Stock Compensation (“ASC Topic 18”)” and the Company failed to properly calculate the weighted average number of common shares outstanding. In addition, the deferred tax asset recorded in the unaudited interim consolidated financial statements for the quarter ended March 31, 2011 should have had a full valuation allowance recorded against it since management determined as of that date, it wasn’t more likely than not such benefit would be utilized.

The Company will restate the audited and unaudited consolidated financial statements identified above. The Company will file an amended Annual Report on Form 10-K for the fiscal years ended December 31, 2010 and December 31, 2009, amended Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011, September 30, 2010, June 30, 2010 and March 31, 2010.

Additionally, on July 29, 2011, the Company’s Board of Directors dismissed Paritz & Company, P.A. as the Company’s independent registered public accounting firm. On the same date, the Board of Directors engaged Marcum LLP as the Company’s new independent registered public accounting firm for the year ending December 31, 2011.

The Company is unable to file the Form 10-Q for the quarterly period ended June 30, 2011 by the initial due date without unreasonable effort or expense due to: (i) the diversion of resources in connection with the restatement of the financial statements as described above; and (ii) the change of the Company’s independent registered public accounting firm as described above. The Company anticipates that it will be able to file the subject Form 10-Q by the fifth calendar day following the prescribed due date of August 15, 2011, however, there can be no assurance that this will be the case.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kevin Frija	(305)	749-2676
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

The Company failed to record share-based compensation expense for employee and non-employee stock options in the unaudited interim consolidated financial statements for the quarters ended June 30, 2010 and March 30, 2010. The Company will restate the unaudited consolidated financial statements and will file amended Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2010 and March 31, 2010 to include such restated consolidated financial statements with the SEC as soon as practicable.

The estimated effects of the restatements to record share-based compensation expense for employee and non-employee stock options in accordance with ASC Topic 718 are as follows:

The Company expects that the stock option expense for the six-month period ended June 30, 2010 will be approximately $595,000 or $0.01 and $0.01 per basic and diluted shares, respectively. The Company expects that the stock option expense for the quarters ended June 30, 2010 and March 31, 2010 will be approximately $298,000 and $298,000, respectively.

The Company believes that the restatements do not have an effect on the operations of the business. The Company believes that the effects of the Restatements did not affect the Company’s cash flows.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vapor Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2011	By	/s/ Kevin Frija

Name: Kevin Frija